Securities and Exchange Commission
                                Washington, DC  20549

                                   Form 12b-25

                                              Commission File Number 0-12293

                            NOTIFICATION OF LATE FILING

(Check one):    Form 10-K  Form 11-K   Form 20-F   Form 10-Q    Form N-SAR

For Period Ended:  March 31, 1999


  Transition Report on Form 10-K        Transition Report on Form 10-Q
  Transition Report on Form 20-F        Transition Report on Form N-SAR
  Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                       PART I
                               REGISTRANT INFORMATION

Full name of registrant  Canisco Resources, Inc.


Former name if applicable



Address of principal executive office (Street and number)
  300 Delaware Avenue, Suite 714


City, state and zip code  Wilmington, Delaware 19801


                                    PART II
                            RULE 12b-25 (b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
   X filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     During the Registrant s quarter ended March 31, 1999, the Registrant terminated a Securities Purchase Agreement, dated October 16, 1998 with Mellon Ventures, L.P. and Morse Partners, Ltd. and then negotiated and subsequently entered into a Securities Purchase Agreement dated April 16, 1999 with SCC Investment I LP. and Sterling City Capital LLC. In addition, the Registrant integrated the operations of Mansfield Industrial Coatings, Inc. which was acquired earlier in the fiscal year. The Registrant is a small company and the resources devoted to the negotiation of the agreement with Sterling City Capital and the finalization of other year end accounting and reporting matters have resulted in the Registrant being unable to compile all the information necessary to complete its Form 10-K. As a result, the Registrant is filing this notification and will file the Form 10-K within the time period permitted by rule 12b-25 under the Securities Exchange Act of 1934.

     The Registrant will attempt to file the subject Annual Report on Form 10-K on or before the 15th calendar day following the prescribed due date for such report or as soon thereafter as reasonably practicable.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Carl W. Schneider, Esquire     (215) 977-2226
         (Name)                       (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                   X Yes   No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   X Yes   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the resource constraints, as described above, the Registrant is unable to definitively determine its results of operations at this time. Management currently estimates that revenue for the year will be substantially higher than last year. However, net income, if any, is expected to be significantly less than last year.

                          Canisco Resources, Inc.
               (Name of Registrant as Specified in Charter)

Has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 30, 1999         By  /s/ Ralph Trallo
                           Name: Ralph A. Trallo
                           Title:   President

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative s authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).